Exhibit 99.3
Investment in new facilities
     1. The amount of investment : KRW 1,403,200 million (7.19% of total equity)
     2. The purpose of investment : establishing new No.1 steel making plant, mending energy facilities and building the producing capacity of billet mill at Pohang Work
     3. Construction Period : August 2008 ~ June 2010